Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 333-172899

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy and Duke Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of Progress Energy’s and Duke Energy’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Duke Energy and Progress Energy and that also constitutes a prospectus of Duke Energy. The Registration Statement was declared effective by the SEC on July 7, 2011. Duke Energy and Progress Energy mailed the definitive joint proxy statement/prospectus to their respective shareholders on or about July 11, 2011.

Duke Energy and Progress Energy urge investors and shareholders to read the Registration Statement, including the joint proxy statement/prospectus that is a part of the Registration Statement, as well as other relevant documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Our Company” by clicking on “Investor Relations,” then by clicking on “Corporate Profile” and then by clicking on “SEC Filings.”

The following materials are excerpts from a transcript of the Q4 2011 Progress Energy, Inc. Earnings Conference Call, held on February 16, 2012 at 2:00 p.m.

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

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Turning to slide five, you’ll see where we stand in terms of securing all of the approvals for the Duke-Progress merger announced early last year. Later this quarter, we expect to file our joint response to the Federal Energy Regulatory Commission addressing the issues in its mid-December ruling. We’ll file a summary of the mitigation plan first with the North Carolina Utilities Commission because of its 30-day notification requirement before we formally file with FERC. We expect to make the notice filing with the North Carolina Commission next week and the merger closing date will ultimately depend on the timing of these regulatory approvals.

The proposed FERC mitigation plan consists of permanent mitigation involving the construction of new transmission and the upgrade of existing transmission to improve the import capability into both the Duke and Progress controlled areas.

We expect to file the details on the specific transmission projects, which will take approximately three years to build and in total cost up to about $100 million. In addition, we will propose a short-term bridge mitigation plan to cover the period while the transmission projects are being completed. This bridge mitigation plan will involve firm power sales to new market participants in sufficient size to address the screen failures FERC identified in its response to our last mitigation plan. We expect the cost to the combined company of these power sales will be determined as part of the FERC and state regulatory approval process. We believe this proposed mitigation plan is responsive to FERC’s concerns, and we still believe in the value the merger will create for customers and shareholders.

As noted on the slide, we also will make new Hart-Scott-Rodino filings with the Department of Justice given that the initial filings expire in April, which is before we expect to close the merger.

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Our fourth priority is to achieve effective integration planning and merger approvals. In partnership with Duke, we’ve done an excellent job of integration planning for the merger, and we were on track with merger approvals until the FERC decision in mid-December. Given the extra time, we’ll be even better prepared to operate as one company after the merger closes. The new organizational structure is designed and three levels of management have already been named.

Mark F. Mulhern – Progress Energy, Inc. – Chief Financial Officer and Senior Vice President

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With the strong surge last year in utility stocks and the positive reception to the merger with Duke Energy, we posted a total shareholder return of 36.4% in 2011.

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Given the pending merger with Duke, we would expect to provide further estimates for the various proposed EPA rules as a combined entity when appropriate.

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We’ve had a very solid 2012 stand-alone plan, but we also have great flexibility around a May-June merger closing that should allow us to demonstrate the significant financial benefits of our merger with Duke very quickly.

Jonathan Arnold – Deutsche Bank Securities, Inc. – Analyst

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If I may, on a second topic – When you think about the merger proposal you had with the states and with FERC and the joint dispatch agreement savings which had a pretty defined dollar amount around them, to what extent is that a different number now that we have much lower fuel costs in the market? And, how do you see that discussion with the states going in terms of maybe making up for some of that in other ways? Just give some way of thinking about that back and forth.

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

I think the only thing we can say there is that we are in settlement agreements with both those states and promising them the benefits of joint dispatch in fuel. You’ve pointed out the elements of that have moved around a little and so we’re looking at what the elements are. But, at the moment where we are is that we’re on the record with those folks.

Jonathan Arnold – Deutsche Bank Securities, Inc. – Analyst

Can you give us a bit of a sense of what ‘a little’ might be, Bill?

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

No, I’m just saying things change every day in the business. Fuel prices change; coal usage goes up, goes down; so variables change. But, no, I can’t give you any more specifics than that.

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Ashar Khan – Visium Asset Management LLC – Analyst

Can I just go back, this mitigation plan which you are going to file, can I just understand it better? So what we are proposing is that we are going to build some transmission lines, and could you just tell us what that does to I guess alleviate FERC’s problems that they had with the initial filing?

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

Yes. One of the tried-and-true methods of mitigating market power at FERC is the creation of new transmission paths that bring greater import capacity into the market. So if you think about real simply that you’ve increased the size of the market, so that your concentration of generation is less than it was. That’s the simplest way to think about it, I think.

Ashar Khan – Visium Asset Management LLC – Analyst

Okay. So where are we going to build the transmission, between which areas, could you just a little bit more elaborate to increase…

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

I think we’d prefer to – I think we would prefer to file that with the regulators first and then talk about it.

Mark F. Mulhern – Progress Energy, Inc. – Chief Financial Officer and Senior Vice President

But we do expect, Ashar, to give some detail to those projects. So it’s not – we are not – we will lay that out in a regulatory filing here very shortly.

Ashar Khan – Visium Asset Management LLC – Analyst

Okay, in a week’s time, okay. And then, Mark, I guess I was just doing a back of an envelope calculation based on what you have come out with your guidance today and what Duke has come out with their guidance today. I guess if one just mathematically put those numbers to midpoint of the ranges, it implies that you need something like $250 million in O&M or synergies to be accretive. Is that – am I in the right ballpark? Is that what was anticipated when you kind of came out and said that the merger was going to be accretive in the first year, last year, 12 months ago?

Mark F. Mulhern – Progress Energy, Inc. – Chief Financial Officer and Senior Vice President

Ashar, what I would say is, it probably had a number of factors in that analysis, right, so we both have had rate proceedings, both some that have gotten concluded, some that have gotten proposed. We’ve got a Florida settlement. Duke’s had a rate case resolved in the Carolinas. We got one coming up. So I wouldn’t attribute it all to that very simplified math equation.

Ashar Khan – Visium Asset Management LLC – Analyst

But the deal is still expected, though this was going to be the first year right after the merger, if everything had gone smoothly, but there’s nothing changed. Is that correct, that the deal would still be accretive the first full year which would’ve been 2012?

Mark F. Mulhern – Progress Energy, Inc. – Chief Financial Officer and Senior Vice President

Yeah. And here’s how I look at it, Ashar. Obviously, things have moved around here, and we’re developing a lot of different things related to getting the approvals done and timing. So I actually will look probably that – I would describe 2013 as the first full year of measurement here, and I don’t believe anything has changed from what we were looking at at the time we entered into the transaction.

Paul Patterson – Glenrock Associates LLC – Analyst

I wanted to ask you guys, just to sort of follow-up on Jonathan Arnold’s question on the joint dispatch savings. Does this mitigation – I know that he was talking about fuel, I think, but just in general, does this mitigation, this revised mitigation plan at FERC, do you expect for it to change the joint dispatch savings that you guys were contemplating previously?

Mark F. Mulhern – Progress Energy, Inc. – Chief Financial Officer and Senior Vice President

We’re not quite done with all the analysis around that. But based on what we know today, the mitigation plan shouldn’t change that.

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Brian Chin – Citigroup Global Markets (United States) – Analyst

Going back to the merger and the bridge mitigation plan, can you provide any precedents in which FERC has approved the bridge mitigation plan such that it will alleviate market power concerns once the lines are completed, like anytime where they’ve given approval of that before the lines have been completed?

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

I think there is, we have certainly studied the FERC precedent and all mitigation plans hard over the last month or so. We think that what we’re proposing here is squarely within their precedent. I can’t give you the citations now, but I think when we file you will find them listed there.

Mark F. Mulhern – Progress Energy, Inc. – Chief Financial Officer and Senior Vice President

And the only thing I’d add, Brian, is, if you look at the response we got to our last mitigation plan, we got some very specific feedback from FERC about firm power sales and control, about interested buyers that would take the product, about conditions around what we’d ascribe to that. So I actually think when you see this, you will go through a checklist of things that were pointed out in that filing and the short-term bridge mitigation plan would meet those requirements.

Brian Chin – Citigroup Global Markets (United States) – Analyst

Okay, great. And then a second question. I know that your timeline has coincided pretty well with what Jim said on the Duke call, but in between the calls, I guess, we picked up a little news headline that said that FERC decided against revising its policy in U.S. utility mergers. Just any sort of updated thoughts on that, how does that affect your timeline if any, given that they are now not going to be changing their definition of market power?

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

I don’t think it affects us at all. They have sort of defined what they mean in our case by their prior orders and so we are just sticking to what they’ve said. But I don’t think that announcement changes anything significant for us.

Brian Chin – Citigroup Global Markets (United States) – Analyst

Okay. And then last question. Going back to the bridge mitigation plan, what happens if it takes longer than expected to site the transmission lines? Is there any sort of contingency on the approvals that could be given? Or how would that work?

William D. Johnson – Progress Energy, Inc. – Chairman, President and Chief Executive Officer

I think you are a little ahead of our thinking on that question, Brian, but we do know that you can’t go in with a mitigation plan that promises to have transmission there later. So, the transmission has to show up before you can take credit for it. So you’ll have to figure out how long the mitigated bridge will last before you get the transmission built.

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Michael Lapides – Goldman Sachs & Co. – Analyst

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Got it. Last item, O&M, can you talk a little bit about what you’re doing? Really it seems like its more Florida than the Carolinas in terms of O&M management. Meaning, where do the reductions that you got in 2011 that you expect a little bit in 2012 and beyond come from?

Mark F. Mulhern – Progress Energy, Inc. – Chief Financial Officer and Senior Vice President

Well, Michael, the recent history we have had, and this is just I think a cyclical thing that happens to everybody, is we’ve had some operational challenges in both nuclear and fossil that we had driven our O&M costs up in 2011 and 2010. And then obviously, it’s the timing of outages and how we manage those processes are important to us, but across the board we have been managing costs, trying to be more efficient, do things with less people and less spending.

So I think we got the opportunity and I think we’re obviously realistically we’ve got two things happening in front of us. We’ve got a pending merger that we’re obviously looking to gain efficiencies out of. We probably had the best real time benchmarking that you could get. In other words, we’re looking down the navel of each other’s operations, two very good strong companies that operate their fleets extremely well, and we’ve gotten the benefit of looking at how they do things and they’ve gotten the benefit of how we do things. I think we have tremendous opportunities going forward to improve our operations across the board and obviously reduce cost and do things as well as we can do them. So, I think that’s how I would really think about that going forward.

Michael Lapides – Goldman Sachs & Co. – Analyst

And is that dependent on the merger or is that something you could do independent, meaning you’re not depending on cost synergies, solely on merger cost synergies to actually kind of reap some efficiencies?

Mark F. Mulhern – Progress Energy, Inc. – Chief Financial Officer and Senior Vice President

No, I think it’s mixed, Michael. I’d say there are a number of things that we’ve identified that we absolutely can do on our own better and save money and be more efficient. But there are also some things, economies of scale and supply chain is one example. Our ability to access and get competitive pricing just mushrooms with when we’re a combined company.

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